# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canada Goose Holdings Inc., CIK 0001690511
CUSIP: 135086106
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 250 BOWIE AVENUE, TORONTO, Ontario Canada (A6), M6E 4Y2
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001985486

## Reporting persons
- Ilex Capital Partners (UK) LLP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 2,501,177; shared voting power 0; sole dispositive power 2,501,177; shared dispositive power 0; aggregate amount beneficially owned 2,501,177 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Canada Goose Holdings Inc.
Address of issuer's principal executive offices: 250 BOWIE AVENUE, TORONTO, ONTARIO, CANADA, M6E 4Y2.

## Item 2. Person Filing
Name of person filing: Ilex Capital Partners (UK) LLP
Address of principal business office or, if none, residence: The Kensington Building, 1 Wrights Lane, W8 5RY, London, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Ilex Capital Partners (UK) LLP is authorised and regulated as Alternative Investment Fund Manager by the Financial Conduct Authority.

## Item 4. Ownership
Amount beneficially owned: 2,501,177 shares of Common Stock
Percent of class: 5.4%
Sole power to vote or to direct the vote: 2,501,177
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,501,177
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to UK Alternative Investment Fund Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Ilex Capital Partners (UK) LLP: Driton Bilali, Chief Compliance Officer (02/11/2026)